Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 333-131938)

LAN AIRLINES S.A.

Sociedad Anónima Abierta
Securities Registry Nº 306

NOTIFICATION OF EXTRAORDINARY SHAREHOLDERS’ MEETING

By resolution of the Board, shareholders of LAN Airlines S.A. (“LAN”) are invited to attend an extraordinary shareholders’ meeting, to be held at 11:00 am on December 21, 2011 at Club El Golf 50, Avenida El Golf 50, Las Condes, Santiago, in order to submit the following matters to the consideration of the shareholders:

1.
Approve  the merger of LAN Airlines S.A. (“LAN”) and Sister Holdco S.A. and Holdco II S.A., two special purpose companies that have been created exclusively for purposes of this transaction and where shares of TAM S.A. will be, directly or indirectly, held prior to their consolidation into LAN (the “mergers”), subject to (i) the terms and conditions of (a) certain Implementation Agreement and (b) Exchange Offer Agreement, both dated January 18, 2011; and (ii) a final decision, on or before April 30, 2012, in the Reclamación pending before the Chilean Supreme Court that permits to carry out the proposed business combination between LAN and TAM S.A.

LAN will be the surviving company of the mergers, Sister Holdco S.A. and Holdco II S.A. will cease to exist, and each share of common stock, without par value of Sister Holdco II S.A. and of Holdco II S.A. will be converted into 0.90 of a LAN common stock.

As a result of the mergers, LAN Airlines S.A. will increase its capital in US$ 1,417,639,617.6 or such other amount determined by the Shareholders Meeting and issue up to 142,555,882 new common shares, without par value.

2.
Approve the audited financial statements of LAN, Sister Holdco S.A. and Holdco II S.A. as of September 30, 2011 and the corresponding valuation report (informe pericial), all in accordance with Section 99 the Chilean Corporation Law.

3.	Change of the corporate name of LAN Airlines S.A. to LATAM Airlines Group S.A.

4.	Approve the by-laws of LATAM Airlines Group S.A., including any amendments thereof to be resolved by the Shareholders Meeting.

5.	Grant all necessary authorizations and powers of attorney needed to carry out and implement the proposed business combination between LAN and TAM S.A.

6.	Adopt any other resolution necessary to carry out and implement the proposed business combination between LAN and TAM S.A.

7.
Approve the increase of the capital of LAN in an additional amount determined by the Shareholders Meeting, through the issuance of 4,800,000 shares of common stock; approve that these 4,800,000 shares of common stock and any shares of common stock of LAN included in paragraph 1. above and not used for the purposes of the mergers be used to create and implement a stock option plan for employees of LATAM Airlines Group S.A. and its affiliates, as provided in Section 24 of the Chilean Corporation Law; and delegate in the Board of Directors the authority to determine the placement conditions of these shares of common stock.

As stipulated in Article 59 of Chilean Corporation Law, documentation in support of the various issues subject to shareholders’ vote are made available to shareholders on LAN’s website, at www.lan.com. LAN shareholders who wish to obtain copies of these documents may contact the company’s department of investor relations, at investor.relations@lan.com or (56-2) 565 8785.

The holders of shared registered in the shareholders’ registry five business days before the meeting shall have the right to attend the extraordinary shareholders’ meeting – that is, shareholders registered as of 15 December, 2011. The verification of proxies, if applicable, shall be conducted on the same say as the extraordinary shareholders’ meeting, between 10:15 and 10:55am.

CHAIRMAN	GENERAL MANAGER

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Forward-Looking Statements

This document contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This document  relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which is the subject of a registration statement and prospectus filed with the SEC by LAN and a new entity  formed in connection with the combination. This document is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity filed with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.